As filed with the Securities and Exchange Commission on December 3, 1998
                                                      Registration No. 333-64273


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                           ------------------------

                       PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933

                           ------------------------

                                SHELDAHL, INC.
            (Exact name of registrant as specified in its charter)

     Minnesota                                              41-0758073
(State or other jurisdiction of                          (I.R.S. Employer
 incorporation or organization)                          Identification No.)

                               1150 Sheldahl Road
                          Northfield, Minnesota  55057
                                 (507) 663-8000
              (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive office)

                            ----------------------

                                James E. Donaghy
                            Chief Executive Officer
                                 Sheldahl, Inc.
                               1150 Sheldahl Road
                          Northfield, Minnesota  55057
                                 (507) 663-8000
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                                   COPIES TO:
                            Charles P. Moorse, Esq.
                            Kristin L. Johnson, Esq.
                          Lindquist & Vennum P.L.L.P.
                                4200 IDS Center
                          Minneapolis, Minnesota 55402
                           Telephone:  (612) 371-3211
                              Fax:  (612) 371-3207


Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: /X/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

__________________________________
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 SUBJECT TO COMPLETION, DATED DECEMBER 2, 1998
                             UP TO 6,484,544 SHARES

                                 SHELDAHL, INC.
                                  COMMON STOCK

     The up to 6,484,544 shares of Common Stock of Sheldahl, Inc., a Minnesota corporation ("Sheldahl" or the "Company"), offered hereby (the "Common Stock") may be sold from time to time by the stockholders identified herein or their transferees, pledgees, donees or other successors in interest (the "Selling Shareholders").

     The shares of Common Stock to which this Prospectus relates (the "Shares") may be issued to the Selling Shareholders (i) upon conversion of the Company's Series D Convertible Preferred Stock held by the Selling Shareholders (the "Series D Preferred Stock"), (ii) as accrued dividends on the Series D Preferred Stock and (iii) upon the exercise of outstanding warrants held by the Selling Shareholders (the "Warrants"). The Company will not receive any of the proceeds from the sale of the Shares offered hereby, but the Company will receive proceeds from the exercise of the Warrants by the Selling Shareholders. There can be no assurance, however, that the Warrants will be exercised.

     Offers and sales of the Shares by the Selling Shareholders may be made from time to time during the effectiveness of this registration, on one or more exchanges, in the over-the-counter market, or otherwise, at prices and on terms then prevailing, or at prices related to the then-current market price, or in negotiated transactions or in a combination of any such methods of sale. See "Plan of Distribution." The filing by the Company of this Prospectus in accordance with the requirements of Form S-3 is not an admission that any person whose Shares are included herein is an "affiliate" of the Company.


The Company's Common Stock is traded on the Nasdaq National Market under the symbol SHEL. On December 1, 1998, the last reported sales price of the Common Stock as reported on the Nasdaq National Market was $6.50 per share.

                                -------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
           SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

                                --------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                --------------

     No dealer, salesperson or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy any security other than securities offered by this Prospectus, or an offer to sell or a solicitation of an offer to buy any securities by any person in any jurisdiction in which such offer or solicitation is not authorized or is unlawful. The delivery of this Prospectus shall not, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date of this Prospectus.


                               DECEMBER __, 1998

                               TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

THE COMPANY. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .10

RECENT DEVELOPMENTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .11

USE OF PROCEEDS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .17

SELLING SHAREHOLDERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .17

PLAN OF DISTRIBUTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . .24

LEGAL MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .25

EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .26

AVAILABLE INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . .26

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE. . . . . . . . . . . . . . . .26

                                  RISK FACTORS

     THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
ACCORDINGLY, IN ANALYZING AN INVESTMENT IN THESE SECURITIES, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, ALONG WITH OTHER INFORMATION REFERRED TO HEREIN. NO INVESTOR SHOULD PARTICIPATE IN THIS OFFERING UNLESS SUCH INVESTOR CAN AFFORD THE LOSS OF HIS OR HER ENTIRE INVESTMENT.

     BECAUSE OF THE VARIETY AND UNCERTAINTY OF THE FACTORS AFFECTING THE COMPANY'S OPERATING RESULTS, PAST FINANCIAL PERFORMANCE AND HISTORIC TRENDS MAY NOT BE A RELIABLE INDICATOR OF FUTURE PERFORMANCE. THESE FACTORS, AS WELL AS OTHER FACTORS AFFECTING THE COMPANY'S OPERATING PERFORMANCE, AND THE FACT THAT THE COMPANY PARTICIPATES IN A HIGHLY DYNAMIC AND COMPETITIVE INDUSTRY, MAY RESULT IN SIGNIFICANT VOLATILITY IN THE COMPANY'S COMMON STOCK PRICE.

LIQUIDITY AND POSSIBLE NEED FOR ADDITIONAL FINANCING


     The impact of improving performance from the Company's Northfield operations along with reduced capital spending, a strengthened balance sheet from the new credit facility, and the proceeds from the Series D Preferred Stock should provide adequate liquidity to fund operations over the next nine to twelve months. Liquidity would significantly deteriorate if the anticipated improvement in the Company's Northfield operations is not realized or the ramp up of revenue from Micro Products extends beyond the third quarter of fiscal 1999. Management believes with planned operating improvements that the Company has adequate liquidity to provide uninterrupted support for its business operations during fiscal 1999. Nevertheless, the Company is in the process of seeking additional debt or equity capital to ensure the necessary capital to support the ongoing operations of the Company. This is based on the uncertainty of achieving expected improved operating results, including realizing significant sales growth in fiscal 1999 from the Company's Micro Products business, and is necessary to meet the covenants under the Company's credit and security agreement. The Company is required to raise additional equity capital of $5 million by February 26, 1999 and another $5 million of equity capital by August 27, 1999. At its 1999 Annual Meeting of Shareholders, the Company is seeking shareholder approval to increase the authorized shares of the Company, thereby facilitating the Company's ability to raise such additional equity capital. In the event the Company does not receive such approval, it may be unable to issue shares representing such capital. In the event the Company is unable to raise the capital, the Company would be in technical default under its credit and security agreement enabling the Company's lenders to require immediate repayment of the borrowings under the credit and security agreement. If the Company does not achieve its projected operating results and/or it does not have borrowings available under its current credit and security agreement, management believes that it has options available to obtain necessary additional new capital, including the issuance of additional new debt or additional new equity financing. There can be no assurance, however, that the Company will be successful in its attempt to issue additional debt or to raise additional capital on terms acceptable to the Company. In addition, the Company is seeking shareholder approval to issue additional shares of Common Stock for current and future conversions of shares of its Series B Preferred Stock, see "Risk Factors -- Possible Volatility of Stock Price", and if it is unable to obtain such approval it may be required to redeem such shares at an estimated redemption value as of October 30, 1998 of $2.0 million. There can be no assurance that the Company will receive shareholder approval to issue shares for conversions of the Series B Preferred Stock and any resulting redemptions would significantly affect the Company's liquidity.



MARKET ACCEPTANCE OF NEW PRODUCTS OF MICRO PRODUCTS' BUSINESS

     A significant portion of the Company's anticipated future success in the data communication market and a significant portion of future revenue growth of the Company will depend on market acceptance of its Novaclad-based ViaArray and Via-Thin-TM- products as marketed by the Company's Micro Products business. Although the Company believes that these products have attractive performance characteristics and utility in a potentially broad range of products, sales of its Novaclad-based products will depend on the Company's ability to (i) convince potential customers that the advantages and applications of these products justify the expense and production changes necessary to incorporate the Company's products into the customer's manufacturing process; (ii) work with designers of integrated circuit ("IC") packages and electronics to incorporate these products; (iii) qualify these products for inclusion in the customer's products within the time requirements of the customer's design cycle and (iv) produce sufficient quantities of these products in a timely manner. Moreover, these products will compete with certain other thin film laminates or alternative materials offered by other manufacturers and such materials may achieve wider market acceptance than the Company's products. Failure of the Company's Novaclad-based ViaArray and Via-Thin-TM- products to achieve timely or sufficient market acceptance has had and will continue to have a material adverse effect on the Company's results of operations until efficient volume production and related sales revenue is achieved.



DEVELOPMENT OF MICRO PRODUCTS BUSINESS; UTILIZATION OF LONGMONT FACILITY

     The Company originally expected to commence production in the Longmont Facility in April 1996. However, the realization of full volume production has been delayed, initially due to late deliveries of certain production equipment as a result of financial difficulties of a supplier, Micro Plating Systems, Inc., as well as a longer than anticipated installation period and more recently due to a far more rigorous and lengthy process qualification and product acceptance (validation) by the Company's customers and their customers. During the last eighteen months, the Company has identified additional equipment suppliers so that the design and delivery of future key production equipment can be improved. As of the date hereof, Texas Instruments and Vitesse Semiconductor have qualified VIATHIN substrates for their operations. Shipments of small volume production orders have begun and the Company expects that their initial orders will lead to larger orders from these and other customers as demonstrated by new designs and prototype orders currently in process from these and other customers. The adverse financial impact with respect to developing the Micro Products business has been and will continue to be significant. In 1998, the Micro Products business resulted in a pretax loss prior to restructuring costs and impairment charges of $19.4 million as compared with a $15.5 million and $6.0 million loss in 1997 and 1996, respectively. Such significant losses are expected to continue until efficient volume production and related sales revenue is achieved. As of October 30, 1998, the Longmont Facility is operating at less than 5% of stated production capacity with projected breakeven at 45% of factory utilization or some $24 million to $26 million of annual revenue of ViaThin and ViaArray products. Breakeven volume at Longmont is not expected until the fourth quarter of fiscal 1999 at the earliest, and the fourth quarter of fiscal 2000 at the latest. There can be no assurance, however, that validation problems or difficulties will not materialize once full volume production has commenced or that the Company will be able to achieve breakeven production in the time specified.


DEPENDENCE ON AUTOMOTIVE MARKET


     Sales to the automotive market as a percentage of total sales were approximately 67.5% in fiscal 1997 and 68.7% in fiscal 1998. The Company's production of component products for the automotive market fluctuates as automotive manufacturers begin production of new models and end production of others. A decrease in the number of the Company's electronic components included in new models could have a material adverse effect on the Company's results of operations. A general downturn in the automotive market, such as the General Motors labor strike, could have and has had a material adverse effect on the demand for the electronic components supplied by the Company to its customers in the automotive market. For example, during the Company's fourth quarter, the Company's sales to the automotive market were adversely impacted by the General Motors strike by an amount equal to approximately $2.0 million. In addition, as the automotive industry continues to qualify and reduce the number of suppliers and demand higher performance products at a lower cost, there can be no assurance that the Company will be able to maintain its current sales volumes at existing profit margins to automotive manufacturers and their suppliers.



CUSTOMERS' PRODUCT OBSOLESCENCE AND STANDARDS

     The Company supplies component products primarily to the automotive electronics and data communication markets. Substantially all of the products in these markets which incorporate the Company's component products are subject to technological obsolescence, performance standards and pricing requirements. The Company's future success in these markets will depend upon its ability to
(i) work closely with manufacturers to design end products or applications which incorporate the Company's products and achieve market acceptance, (ii) develop technologies to meet the evolving market requirements of its customers, (iii) continue to deliver high-performance, cost-effective products and (iv) expand its sales and marketing efforts domestically and internationally. There can be no assurance that the Company will continue to meet the current qualification requirements of its major customers, meet new qualification requirements imposed by its customers or continue to be selected as a supplier by new customers.


CAPITAL INTENSIVE BUSINESS


     The Company's business is capital intensive. In the past four years, the Company has invested approximately $112 million in total capital expenditures, including approximately $65.6 million in the Longmont Facility. In order to remain competitive, the Company must continue to make significant expenditures for capital equipment, expansion of operations and research and development.
The Company has had initial success with introducing its Novaclad-based products but further penetration is required. If the Company is successful in its Novaclad-based products, it may be required to make additional capital investments to increase manufacturing capacity before sufficient positive cash flow can be derived from the initial investment in the Longmont Facility. Presently, however, capital expenditure plans in fiscal 1999 are planned at $7 million, significantly lower than in the recent past. Reduced capital spending, along with anticipated improving cash flow from operations, funds available under its credit and security agreement, and proceeds from future sales of additional equity capital are expected to provide adequate funds to meet these needs of the Company. There can be no assurance, however, that the Company will have adequate funds to support its capital expenditure plans in fiscal 1999 or that the Company will be able to raise additional equity capital on terms acceptable to the Company.


CUSTOMER CONCENTRATION


     The Company's customer base is concentrated. The Company's ten largest customers for the 1998 fiscal year accounted for approximately 64.1% of net sales, and 15.4%, 10.2% and 10.3% of the Company's net sales during fiscal 1998 were to Motorola, Inc., Ford Motor Company and Siemens, respectively. The Company expects that sales to a relatively small number of customers will continue to account for a significant portion of sales for the foreseeable future, and the loss of, or a significant decline in orders from, one of the Company's key customers could have a material adverse effect on the Company's results of operations.


VARIABILITY OF QUARTERLY RESULTS

     Historically, the Company's quarterly results of operations have fluctuated significantly primarily because of the timing of orders from its larger customers and mix of products manufactured and sold, as impacted from time to time by work stoppages in the automotive industry and other broad economic events. Due to this and the inherent uncertainty associated with the development of new products and production facilities, the Company expects that its quarterly results of operations will continue to be subject to significant fluctuations.

INTENSE COMPETITION


     The Company's business is highly competitive with principal competitive factors being product quality, price, distribution and service. The Company believes its vertical integration, which allows it to control product quality and manufacturing efficiencies better than many of its competitors, is a competitive advantage. Sheldahl's competitors include materials suppliers, flexible and rigid circuit manufacturers, as well as electronics manufacturers who produce their own materials and interconnect systems. Some of the Company's competitors have substantially greater financial and other resources than the Company. The Company's primary competitors with respect to its flexible printed circuitry and interconnect systems include Pressac Limited (a U.K. company) and Parlex Corp. in the automotive electronics market and Mektec Corp., Fujikura Ltd. (a Japanese company) and ADFlex Solutions, Inc. in the datacommunications market. The Company's primary competition for its laminate materials includes Rogers Corporation and GTS Flexible Materials, Ltd. (a U.K. company). Specifically addressing the Company's high-density ViaArray (formerly "ViaGrid") and ViaThin products, the Company offers not only a unique via generation capability along with Novaclad-based material, but the products provide two layers of copper for increased linear inches of circuit traces while maintaining an equal or small physical size to the substrate when compared to competitor's one metal layer product such as that supplied by 3M. Additionally, IBM has chosen to exit the two metal tape business and they're leading customer, Vitesse, is converting to use Sheldahl's ViaThin. Therefore, the Company feels it has a competitive advantage or strength versus its major competitors with its ViaArray and ViaThin products. Although the Company believes performance and price characteristics of its Novaclad-based products will provide competitive solutions for its customers' needs, there can be no assurance that its customers will not choose other technologies due to such customers' familiarity with the competing technology, the financial resources of the supplier or the ease of incorporating alternative technology into customers' manufacturing processes. In addition, there can be no assurance that other competitors will not enter the markets served by the Company. The Company's results may be adversely affected by the actions of its competitors, including the development of new technologies, the introduction of new products or the reduction of prices. There also can be no assurance that the Company will be able to take actions necessary to maintain its competitive position.

POSSIBLE VOLATILITY OF STOCK PRICE

     Factors such as unexpected market activity in the Company's Common Stock, announcements by the Company or its competitors, fluctuations in the Company's operating results, general conditions in the automotive and data communication markets or the worldwide economy, and changes in earnings or estimates by analysts could cause the price of the Company's Common Stock to fluctuate, perhaps substantially. Also, prices for many technology company stocks, including the Common Stock, may fluctuate widely for reasons that are not always related to the operating performance of such companies.


     Sales of substantial amounts of the Company's Common Stock in the public market or the prospect of such sales could materially and adversely affect the market price of the Common Stock. As of December 1, 1998, the Company had outstanding 10,890,729 shares of Common Stock, 913 shares of Series B Preferred Stock, 32,917 shares of Series D Preferred Stock convertible into certain of the shares offered hereby, and warrants to purchase 496,982 shares of Common Stock. The number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock changes depending upon the lowest sale prices of the Common Stock during the applicable measurement period immediately preceding the date of conversion. There is no `minimum conversion price and thus no maximum number of shares of Common Stock into which the Series B Preferred Stock may be converted. Nevertheless, pursuant to the terms of the Certificate of Designation of the Series B Preferred Stock, the number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock is limited to 1,805,335 (the "Issuable Maximum"), unless the stockholders of the Company approve the issuance of a greater number of shares (as required by Nasdaq) or Nasdaq waives the requirement for stockholder approval. Pursuant to conversion notices submitted by holders of the Series B Preferred Stock in September and October 1998, the Issuable Maximum was reached and the Company is seeking shareholder approval on January 13, 1999 at its 1999 Annual Meeting of Shareholders to issue shares in excess of this amount for outstanding and future conversions of the Series B Preferred Stock. In addition, as of December 1, 1998, the Company had granted options to purchase 1,472,813 shares of Common Stock under its 1987 Stock Option Plan, 1994 Stock Option Plan, and Employee Stock Purchase Plan (collectively, the "Stock Option Plans"). Almost all of the Company's outstanding shares of Common Stock may be sold without substantial restrictions. All of the shares purchased under the Stock Option Plans are available for sale in the public market, subject in some cases to volume and other limitations.



     Sales in the public market of substantial amounts of Common Stock, including sales of Common Stock issued upon conversion of the Series B Preferred Stock or the Series D Preferred Stock, or the perception that such sales could occur, could depress prevailing market prices for the Common Stock. The conversion terms of the Series B Preferred Stock, which allow holders of the Series B Preferred Stock to convert their shares of Series B Preferred Stock into shares of Common Stock at a discount to the current market price of the Common Stock, and then immediately resell such shares at market prices, could result in downward pressure on the price of the Common Stock, making it difficult for a sustained rise in the price of the Common Stock to occur, if such a rise occurs at all. For example, if the holders of the 913 shares of the Company's Series B Preferred Stock were to request conversion as of December 1, 1998, such shares would convert into shares representing 1.4% of the Company's currently outstanding Common Stock, or 147,656 shares of Common Stock, which includes 8,795 shares representing dividends related to such shares.



     The existence of the private warrants and any other options or warrants may prove to be a hindrance to future equity financing by the Company. Further, the holders of such warrants and options may exercise them at a time when the Company would otherwise be able to obtain additional equity capital on terms more favorable to the Company.


RELIANCE ON SPECIALIZED MANUFACTURING FACILITIES


     The Company has separate manufacturing and assembly facilities, certain of which perform processes dependent upon products produced at its other facilities. The Company's flexible laminates are produced at facilities in Longmont and Northfield, Minnesota and further processed into printed circuitry in a separate facility, also located in Northfield, Minnesota. In addition, the Company also fabricates ViaArray and ViaThin-TM- at the Longmont Facility. Further assembly is performed at one facility in South Dakota, two in Mexico and one in Canada. Delays or disruption at its flexible laminate facility may result in an insufficient supply of materials for its flexible printed circuitry facility and its assembly facilities. The Company's Novaclad-based ViaArray and Via-Thin-TM- products will be manufactured primarily at the Longmont Facility. Each of these facilities contains or will contain specialized equipment which may not be quickly replaceable. While the Company carries business interruption insurance, any natural or other event affecting any one of these facilities or the manufacturing equipment could materially and adversely affect the Company's position in its markets and results of operations.


DEPENDENCE ON CERTAIN SUPPLIERS


     The Company qualifies strategic suppliers through a Vendor Certification Program, which limits the number of suppliers to those who provide the Company with the best total value and quality. The Company closely monitors product quality and delivery schedules of its supply base. Certain raw materials used by the Company in the manufacture of its products are currently obtained from single sources. The Company has not historically experienced significant problems in the delivery of these raw materials. The Company currently depends on one supplier for its polyimide supply, which serves as the base material for the Company's NOVACLAD family of products. This supplier currently manufacturers this polyimide film in the United States and Japan through multiple production lines. There have been no interruptions of supply from this vendor over the last three years. The Company continues to evaluate other sources of supply for polyimide film as well as other single sourced raw materials. Although the Company believes that other manufacturers' products are available, there can be no assurance that any interruption in supply from these vendors would not have a material adverse effect on the Company's operations.



DEPENDENCE ON KEY PERSONNEL

     The Company's business is dependent on the efforts and abilities of its executive officers and key personnel, especially in the development, marketing and manufacturing of its Novaclad-based ViaArray and Via-Thin-TM- products. The Company's continued success will also depend on its ability to continue to attract and retain qualified employees. The loss of services of any key personnel could have a material adverse effect on the Company. The Company does not have key-person life insurance on any of its employees.

DIVIDENDS

     Pursuant to its current credit and security agreement, the Company is restricted from declaring or paying cash dividends without the consent of the
Company's lenders.   The Company has never declared or paid any dividends on its
Common Stock. The Company currently intends to retain any earnings for use in its operations and expansion of its business and therefore does not anticipate paying any cash dividends in the foreseeable future.


PATENTS, TRADEMARKS AND PROPRIETARY RIGHTS

     The Company's success depends, to a large extent, on its ability to maintain a competitive proprietary position in its product areas. The Company has received certain patents with respect to its products and processes and has several other patent applications pending. There can be no assurance that patents will be issued on the basis of the Company's applications, that any patent issued to the Company will not be challenged, invalidated or circumvented or that the rights granted under any patent will provide significant benefits to
the Company.   The Company is aware of a patent which may cover certain plated through holes of double-sided circuits made of the Company's Novaclad material. Although no claims have been made against the Company under this patent, the owner of the patent may attempt to construe the patent broadly enough to cover certain Novaclad products manufactured currently or in the future by the Company. The Company believes that prior commercial art and conventional technology, including certain patents of the Company, exist which would allow the Company to prevail in the event any such claim is made under this patent. Any action commenced by or against the Company could be time consuming and expensive and could result in requiring the Company to enter into a license agreement or cease manufacture of any products ultimately determined to infringe such patent. In addition to patent protection, the Company also attempts to protect its trademarks through registration and proper use. The Company also attempts to protect its proprietary information as trade secrets by taking security precautions at its facilities. Further, the Company maintains confidentiality through the use of secrecy or confidentiality agreements and other measures intended to prevent the public dissemination of trade secret information. There can be no assurance that these steps will prevent misappropriation of the Company's proprietary rights or that third parties will not independently develop functionally equivalent or superior non-infringing technology.

ENVIRONMENTAL MATTERS


     The Company is subject to various federal, state and local environmental laws relating to the Company's operations. The Company's manufacturing and assembly facilities are registered with the U.S. Environmental Protection Agency and are licensed, where required, by state and local authorities. The Company has agreements with licensed hazardous waste transportation and disposal companies for transportation and disposal of its hazardous wastes generated at its facilities. The Longmont Facility has been specifically designed to reduce water usage in the manufacturing process and employs a sophisticated waste treatment system intended to substantially reduce discharge streams. Compliance with federal and state environmental laws and regulations did not have a material effect on the Company's capital expenditures, earnings or competitive position during fiscal 1998. Similarly, fiscal 1999 capital expenditures to comply with such laws and regulations are not expected to be material. The Company believes it is in material compliance with federal and state environmental laws and regulations. As of August 28, 1998, the Company was not involved in any significant specific action, legal or regulatory, regarding environmental regulations. An inadvertent mishandling of materials or similar incident, however, could adversely affect the operations of the Company and result in costly administrative or legal proceedings. In addition, future environmental regulations could add to overall costs of doing business.


ANTI-TAKEOVER PROVISIONS


     The Company's Articles of Incorporation and the Minnesota Business Corporation Act include certain "anti-takeover" provisions. These provisions, including the power to issue additional stock and to establish separate classes or series of stock, may, in certain circumstances, deter or discourage takeover attempts and other changes in control of the Company not approved by the Board. At its 1999 Annual Meeting of Shareholders, the Company is seeking shareholder approval to (i) issue shares for current and future conversions of its Series
B Preferred Stock, and (ii) increase the authorized shares of the Company. If the Company receives such approval, it will improve the Company's ability to take the actions described above. In addition, in June 1996, the Board of Directors of the Company adopted a Rights Agreement (the "Rights Agreement"), commonly called a poison pill. Pursuant to the terms of the Rights Agreement, one right (a "Right") was issued in respect of each share of the Company's Common Stock outstanding. Such Rights also attach to each share of Common Stock issued subsequent to the adoption of the Rights Agreement, including the Shares offered hereby. Each Right entitles the holder thereof to purchase a fraction of a share of the Company's Series A Preferred Stock or, in certain instances, Common Stock of the Company or stock of an Acquiring Person (as defined below) in the event that (i) a third party or a group (an "Acquiring Person") acquires beneficial ownership of 15% or more of the Common Stock or (ii) a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person is commenced. On July 30, 1998, the Company amended Section 1(a) of the Rights Agreement to provide that when applied to Molex Incorporated ("Molex") and any of its affiliated parties the 15% threshold for beneficial ownership shall be 22%. The Company increased this threshold with respect to Molex in connection with Molex's investment in the Series D Preferred Stock which otherwise would have resulted in Molex triggering provisions of the Rights Agreement. The Rights Agreement will be in effect through June 2006 and could have the effect of discouraging tender offers or other transactions which could result in shareholders receiving a premium over the market price of Common Stock.



     THIS PROSPECTUS CONTAINS AND INCORPORATES BY REFERENCE CERTAIN FORWARD-LOOKING STATEMENTS BASED ON CURRENT EXPECTATIONS WHICH INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS AND THE TIMING OF CERTAIN EVENTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS DUE TO A NUMBER OF RISK FACTORS, INCLUDING THOSE SET FORTH BELOW. THE COMPANY HAS TRIED, WHEREVER POSSIBLE, TO IDENTIFY

THESE FORWARD-LOOKING STATEMENTS BY USING WORDS SUCH AS "BELIEVE," "ANTICIPATE," "ESTIMATE," "EXPECT" AND SIMILAR EXPRESSIONS. THE COMPANY UNDERTAKES NO OBLIGATION TO RELEASE PUBLICLY THE RESULTS OF ANY REVISIONS TO ANY SUCH FORWARD-LOOKING STATEMENTS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS PROSPECTUS OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

                                  THE COMPANY

     SEE "RISK FACTORS" FOR INFORMATION PROSPECTIVE INVESTORS SHOULD CONSIDER. UNLESS THE CONTEXT REQUIRES OTHERWISE, ALL REFERENCES IN THIS PROSPECTUS TO "SHELDAHL" OR THE "COMPANY" REFER TO SHELDAHL, INC. AND ITS SUBSIDIARY. NOVACLAD-Registered Trademark-, NOVAFLEX-Registered Trademark-, VIATHIN-TM-, VIAARRAY, AND NOVAFLEX VHD ARE REGISTERED TRADEMARKS OF THE COMPANY.



     Sheldahl is a leading producer of high quality flexible printed circuitry and laminate materials, principally for sale to the automotive electronics and data communication markets. Flexible circuitry is used to provide electrical connection between components and electronic systems and also as a substrate to support electronic devices. Flexible circuits consist of polyester or polyimide film to which copper foil is laminated and processed through various imaging, etching and plating processes. Flexible circuits can be further processed by surface mount attachment of electronic components to produce an interconnect assembly. Flexible circuits provide advantages over rigid printed circuit boards by accommodating packaging contour and motion and reducing size and weight.



     Over the past four years, the Company has introduced high performance products based on proprietary thin film laminate technology: VIAARRAY and VIATHIN (high-density substrates). VIAARRAY, a higher-value form of NOVACLAD, has predrilled small holes (vias) that allow printed circuit manufacturers to produce interconnects to meet the changing need of the market. The Company uses VIAARRAY to manufacture chip-carrier substrates (VIATHIN) primarily for IC packages. These NOVACLAD-based products provide substantial benefits compared to traditional flexible circuits and IC substrates, including the capability for very fine circuit traces (down to 1 mil, or .001 inch) as well as greater heat tolerance and dissipation. The Company has designed these products to enable IC manufacturers to package future generations of ICs economically by attaching the silicon die to VIATHIN or high-density substrates manufactured by other circuitry manufacturers using the Company's NOVACLAD or VIAARRAY products. As ICs are becoming increasingly powerful, they produce more heat and require a greater number of connections to attach the silicon die, placing substantially greater demands on IC packaging materials. These products support the industry's drive for increasing functional performance at a decreasing cost per function. Additionally, NOVACLAD is used to manufacture the Company's NOVAFLEX VHD and NOVACLAD HD product lines. NOVACLAD and NOVACLAD-based products accounted for $25.2 million or 21.5% of the Company's net sales in fiscal 1998.



     Through August 28, 1998, the Company had invested approximately $65.6 million in an advanced new production facility in Longmont, Colorado to produce VIAARRAY and VIATHIN products in commercial volumes. As of November 1995, the Company anticipated investing approximately $38 million in the Longmont Facility. Changes in the product characteristics of high density substrates relating to precious metal plating, solder mask overcoat and testing, plus the installation of assembly equipment not originally anticipated, significantly increased the original investment to bring the Longmont Facility on line.
Recent purchases of land and equipment needed to increase originally anticipated capacity also contributed to the total investment in the Longmont Facility.



     The Company originally expected to commence production in the Longmont Facility in April 1996. However, the realization of full volume production has been delayed, initially due to late deliveries of certain production equipment as a result of financial difficulties of a supplier, Micro Plating Systems, Inc., as well as a longer than anticipated installation period and more recently due to a far more rigorous and lengthy process qualification and product acceptance (validation) by the

Company's customers and their customers. During the last eighteen months, the Company has identified additional equipment suppliers so that the design and delivery of future key production equipment can be improved. As of the date hereof, Texas Instruments and Vitesse Semiconductor have qualified VIATHIN substrates for their operations. Shipments of small volume production orders have begun and the Company expects that their initial orders will lead to larger orders from these and other customers as demonstrated by new designs and prototype orders currently in process from these and other customers. As of October 30, 1998, the Longmont Facility is operating at less than 5% of stated production capacity with projected breakeven at 45% of factory utilization or some $24 million to $26 million of annual revenue of ViaThin and ViaArray products. Breakeven volume at Longmont is not expected until the fourth quarter of fiscal 1999 at the earliest, and the fourth quarter of fiscal 2000 at the latest.



     The Company is a Minnesota corporation and its principal executive offices are located at 1150 Sheldahl Road, Northfield, Minnesota 55057. Its telephone number is (507) 663-8000.



                              RECENT DEVELOPMENTS

     SERIES D PREFERRED STOCK. On July 2, 1998, the Board of Directors of the Company authorized a private placement of its newly created Series D Convertible Preferred Stock, $1.00 par value per share, and warrants (the "Warrants") to purchase shares of the Company's common stock, $.25 par value per share (the "Preferred Stock"), to a group of accredited investors (the "Investors"). On July 25, 1998 the Board approved the pricing for the private placement. The Board also authorized granting the Investors certain registration rights with regard to the shares of Common Stock underlying the Preferred Stock and the Warrants. The closing of the private placement occurred on July 30, 1998.
Based on the manner of sale and representations of the Investors, the Company believes that pursuant to Rule 506 of Regulation D, the private placement was a transaction not involving any public offering within the meaning of section 4(2) of the Securities Act of 1933, as amended, and was, therefore, exempt from the registration requirements thereof.



     The Company sold an aggregate of 32,917 shares of the Preferred Stock to the Investors for an aggregate purchase price of $32,917,000, pursuant to a Convertible Preferred Stock Purchase Agreement among the Company and the Investors (the "Agreement"). Conversion of all of the Shares at the conversion price of $6.15 per share would result in the issuance by the Company to the Investors of a total of 5,352,358 shares of its Common Stock in the aggregate. The conversion price is subject to adjustment for certain dilution events.



     The Preferred Stock is entitled to 5% dividends, payable annually and upon conversion, in shares of Common Stock or cash, at the option of the Company. The Preferred Stock is convertible into shares of the Company's Common Stock at any time. Each holder of Preferred Stock is entitled to convert each share of Preferred Stock into that number of shares of Common Stock that equals $1,000 plus accrued dividends divided by the conversion price.



     The Company may require holders of Preferred Stock to convert to Common Stock provided that the Company's Common Stock trades at certain pre-set price levels and trading volumes.



     The Agreement between the Company and the Investors, and the Certificate of Designation for the Preferred Stock, are incorporated herein by reference as Exhibits 4.1 and 4.2 to the Company's current report on Form 8-K filed August 18, 1998.

     In connection with the sale of the Preferred Stock, on July 25, 1998, the Company's Board of Directors amended the Company's Rights Plan to increase the threshold percentage from fifteen (15%) to twenty-two (22%), subject to certain conditions with respect to one of the Investors, Molex Incorporated ("Molex") and also approved Molex's acquisition under the Minnesota Business Combination Act ("MBCA"). The MBCA precludes certain business combinations with interested shareholders whose acquisition of beneficial ownership of 10% or more is not approved by a committee of disinterested directors.



     WARRANTS. In connection with the issuance of the Preferred Stock, the Company also granted to each Investor a Warrant to purchase shares of the Company's Common Stock. The aggregate amount of shares of Common Stock the Company is obligated to issue under the Warrants is 329,170 at an exercise price of $7.6875 per share. The form of Warrant issued by the Company to the Investors is incorporated herein by reference as Exhibit 4.3 to the Company's Current Report on Form 8-K filed August 18, 1998.



     REGISTRATION RIGHTS. The Company granted the Investors certain registration rights. The registration rights cover all shares of Common Stock issuable to the Investors upon conversion of the Preferred Stock and upon exercise of the Warrants. The Company is obligated to file a shelf Registration Statement on Form S-3 within twenty-five (25) days of July 30, 1998.



     The Registration Rights Agreement between the Company and the Investors specifying the terms of the registration rights is incorporated herein by reference as Exhibit 4.4 to the Company's Current Report on Form 8-K filed August 18, 1998.



     ADDITIONAL AGREEMENTS. In connection with the transactions contemplated by the Agreement, the Company granted Molex the right to select one representative for nomination to the Board of Directors of the Company, a right of first refusal to purchase the Company in the event that the Board of Directors elects to sell the Company and certain preemptive rights with respect to future equity or debt offerings.



     USE OF PROCEEDS. The proceeds from the private placement were used by the Company to repay a $19 million bridge facility and to improve the Company's liquidity position. The Company will not receive any proceeds from the resale of the shares of Common Stock issuable to the Investors upon conversion of the Preferred Stock. If the warrants issued to the Investors are exercised in full, the Company will receive approximately $2,530,494. Such amount is intended to be used by the Company for working capital purposes. There can be no assurance, however, that any of the Warrants will be exercised.



     MOLEX JOINT VENTURE. On July 28, 1998, the Company and Molex Incorporated ("Molex") formed a joint venture to design, market and assemble modular interconnect systems to replace wiring harnesses in primarily the automotive market. The new company was named Modular Interconnect Systems, L.L.C. and it is a Delaware limited liability company ("Origin"). Origin will utilize proprietary flexible products developed by the Company and proprietary connectors developed by Molex in the development of the new modular interconnect system as an alternative to conventional automotive wiring harnesses and flex circuit assemblies. The Company and Molex will supply their respective products to Origin pursuant to long-term supply contracts. The Company owns 40% and Molex owns 60% of Origin. Each party has a right of first refusal with respect to the other party's ownership interest. Origin is being funded by contributions from the Company and Molex. Certain development costs of those components to be designed and developed by Sheldahl for the new systems will also be reimbursed by Molex and other development costs may be funded by loans from Molex. Both the Company and Molex granted Origin a non-exclusive license to certain of their intellectual property for purposes of producing the new modular interconnect systems. Each license takes effect and is contingent upon a change of control of the Company or Molex and the purchase of such person's membership interest in Origin.



     Modular Interconnect is managed by five managers, three of whom are designated by Molex and two by Sheldahl. Certain transactions require the approval of the majority of managers designated by each party.



     The Limited Liability Company Agreement of Modular Interconnect (the "LLC Agreement") is filed as Exhibit 10.1 to the Company's current report on
Form 8-K filed on August 28, 1998.   The Company has requested that certain
portions of the Agreement be granted confidential treatment by the Commission. Accordingly, certain portions of the Agreement have been deleted and replaced by brackets with asterisks.



     There can be no assurance that the joint venture will be successful or that the new products will gain market acceptance or be commercialized, if at all, in a profitable manner by Modular Interconnect. In addition, some statements made herein may be forward-looking and subject to risks and uncertainties such as those included in the Company's annual report, 10-K, 10-Q and other SEC filings, as well as the risks and uncertainties inherent in embarking upon a new joint venture for the purpose of developing a new product.



                               YEAR 2000 ISSUES

     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. The Company's computer equipment, software, devices and products with imbedded technology that are time-sensitive may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a shut down in the Company's manufacturing operations, a temporary inability to process transactions, send invoices or engage in similar normal business activities.



     STATE OF READINESS. The Company has undertaken various initiatives to evaluate the Year 2000 readiness of the products sold by the Company ("Products"), the information technology systems used in the Company's operations ("IT Systems"), its non-IT systems, such as power to its facilities, HVAC systems, building security, voicemail and other systems, as well as the readiness of its customers and suppliers. The Company has identified eleven Year 2000 target areas that cover the entire scope of the Company's business and has internally established teams committed to completing an 8-step Compliance Validation Process ("CVP") for each target area. Each team is expected to fully complete this process on or before September 1, 1999. The table below identifies the Company's target areas as well as the 8-step CVP with its expected timeline. Although some Phase 2 remediation activities have been started or completed, most team activity is currently focused towards the process of completing Phase 1.

        Year 2000 Target Areas                    Compliance Validation Process
        ----------------------                    -----------------------------
 1.    Business Computer Systems                PHASE 1
 2.    Technical Infrastructure        1.  Team Formation                Expected Completion:
 3.    End-User Computing              2.  Inventory Assessment
 4.    Manufacturing Equipment         3.  Compliance Assessment        End of Q2 Fiscal 1999
 5.    Test Lab                        4.  Risk Assessment
 6.    Telecommunications
 7.    Research & Development
 8.    Logistics
 9.    Facilities
 10.  Customers
 11.  Suppliers/Key Service Providers

                                                   PHASE 2
                                       5.  Resolution/Remediation        Expected Completion:
                                       6.  Validation
                                       7.  Contingency Plan             End of Q4 Fiscal 1999
                                       8.  Sign-Off Acceptance



     With respect to the Company's relationships with third parties, the Company relies both domestically and internationally upon various vendors, governmental agencies, utility companies, telecommunications service companies, delivery service companies and other service providers. Although these service providers are outside the Company's control, the Company has mailed letters to those with whom it believes its relationships are material and has verbally communicated with some of its strategic customers to determine the extent to which interfaces with such entities are vulnerable to Year 2000 issues and whether products and services purchased from or by such entities are Year 2000 ready. The Company is currently evaluating the sufficiency of the responses received from these third parties. The Company intends to complete follow-up activities, including but not limited to site surveys, phone surveys and mailings, with significant vendors and service providers as part of the Phase 2 validation.



     COSTS TO ADDRESS YEAR 2000 ISSUES. To date, the Company has not incurred any material expenditures in connection with identifying or evaluating Year 2000 compliance issues. The Company has incurred the majority of its costs from the recent installation of a business computer system consisting primarily of the Enterprise Requirements Planning (ERP) System as well as the opportunity cost of time spent by employees of the Company evaluating Year 2000 compliance matters generally. Because the Company did not accelerate the installation of the ERP System, it does not consider the costs related thereto to be charges for Year 2000 compliance. Presently, the Company does not have specific estimates for the cost of other upgrades and enhancements to its IT Systems but will provide such by the completion of Phase 1 when they are expected to be available. The Company does anticipate that these estimates will be reasonable and presently expects such to be within the Company's fiscal 1999 budget. At this time, the Company does not possess information necessary to estimate the potential financial impact of Year 2000 compliance issues relating to its non-IT Systems, Products, vendors, customers and other third parties. Such impact, including the effect of a Year 2000 business disruption, could have a material adverse impact on the Company's financial condition and results of operations.

     RISKS OF YEAR 2000 ISSUES. Because the Company is still in the discovery and evaluation phase of assessing its overall Year 2000 exposure, it cannot at this time state with certainty that the Year 2000 issues will not have a material adverse impact on its financial condition, results of operations and liquidity. Although the Company considers them unlikely, the Company believes that the following several situations, not in any particular order, make up the Company's "most reasonably likely worst case Year 2000 scenarios":



     1. DISRUPTION OF A SIGNIFICANT CUSTOMER'S ABILITY TO ACCEPT PRODUCTS OR PAY INVOICES.

     The Company's significant customers are large, well-informed customers, mostly in the automotive field, who are disclosing information to their vendors that indicates they are well along the path toward Year 2000 compliance. These customers have demonstrated their awareness of the Year 2000 issue by issuing requirements of their suppliers and indicating the stages of identification and remediation which they consider adequate for progressive calendar quarters leading up to the century mark. The Company's significant customers, moreover, are substantial companies that the Company believes would be able to make adjustments in their processes as required to cause timely payment of invoices. Because of lengthy lead times in the industry, disruption of orders from the Company is not likely a problem. Any deliveries occurring in the first half of 2000 will be those resulting from orders placed in 1999, while any disruptions of the order process early in 2000 will concern deliveries made many months later, with adequate opportunity for correction (or manual handling) of the order process before the timing becomes critical.



     2.  DISRUPTION OF SUPPLY MATERIALS.

     Several months ago, the Company began an ongoing process of surveying its vendors with regard to their Year 2000 readiness and is now in the process of assessing and cataloging the first responses to the survey. Having revised its methods of inquiry in recent weeks, the Company is hopeful of receiving adequate responses from critical vendors and many non-critical vendors within the first two quarters of fiscal 1999. The Company expects to work with vendors that show a need for assistance or that provide inadequate responses, and in many cases expects that survey results will be refined significantly by such work. Where ultimate survey results show that the need arises, the Company will arrange for back-up vendors before the changeover date.



     3.  DISRUPTION OF THE COMPANY'S IT SYSTEMS.

     The Company is proceeding with a scheduled upgrade of its current hardware and software IT systems to state-of-the-art systems and such process has required Year 2000 compliance in the various invitations for proposals. Year 2000 testing is occurring as upgrades proceed and, in addition, will occur after all upgrades are complete, sometime during fiscal 1999. For this reason, the Company considers that disruption of its IT Systems is unlikely.



     4.  DISRUPTION OF THE COMPANY'S NON-IT SYSTEMS.

     The Company is currently conducting a comprehensive assessment of all non-IT systems, including among other things its manufacturing systems and operations, with respect to both embedded processors and obvious computer control. For some systems, upgrades are already scheduled and it is expected that the Phase 1 assessments will highlight by the end of the second quarter of fiscal 1999 any further remediation needs.
     Considering the nature of the equipment and systems involved, the Company expects that the timing of assessment to be such that it will be able to complete any remediation efforts on a reasonably short schedule, and in any case before arrival of the Year 2000. The Company also believes that, after such assessment and remediation, if any disruptions do occur, such will be dealt with promptly and will be no more severe with respect to correction or impact than would be an unexpected breakdown of well-maintained equipment.



     5.  DE-LISTING OF COMPANY AS A VENDOR TO CERTAIN CUSTOMERS.

     Several of the Company's principal customers, through the intermediary of an automotive industry information agency, have required updated reports in the form of answers to an extensive multiple-choice survey on the Company's Year 2000 compliance efforts. According to these customers, failure to reply to the readiness survey would have led to de-listing as a supplier at the present time, resulting in possible current inability to bid on procurements requiring deliveries two years or more in the future. Although the Company did respond to these reports on a timely basis, the substance of the Company's answers to the readiness surveys have placed it in a "red" or "danger" zone with respect to those customers' guidelines. One of the Company's two largest customers involved in the efforts of the independent audit agency had also already presented a survey directly to the Company, and as a result had arranged at its own expense for an independent audit of the Company's Year 2000 readiness. The independent audit agency had reported, in the third quarter of fiscal 1998, that although the Company's level of readiness placed it in the "red" or "danger" category, the Company (i) was proceeding rapidly with its evaluation and remediation efforts, (ii) was expected to reach the ultimate compliance goals of the survey in adequate time, and (iii) should not be considered a risk to the customer's sources of supply. As a result, the Company has not been de-listed as a supplier to that customer. Rather, the customer has merely scheduled monitoring meetings in the first and second quarters of fiscal 1999. The Company expects but cannot guarantee that responses from other customers will be similar. In addition, the Company does not know whether other customers' expectations will or will not be as stringent as those referred to above and whether the Company's current schedule will meet or exceed such expectations.



     CONTINGENCY PLANS. While the Company recognizes the need for contingency planning, it has not yet developed any specific contingency plans for potential Year 2000 disruptions. The aforementioned 8-step Compliance Validation Process, however, does include contingency planning by each team and such plans, as developed, will be carefully reviewed by the Company. The Company does anticipate developing contingency plans for its most critical areas, but details of such plans will depend on the Company's final assessment of the problem as well as the evaluation and success of its remediation efforts. Future disclosures will include contingency plans as they become available.



     CHANGES IN PERSONNEL. A vice president of the Company who was responsible for the Company's Year 2000 compliance efforts, among other matters, left the Company in the fourth quarter of fiscal 1998. With respect to covering the Company's Year 2000 issues, the Company has replaced this former employee with a senior-level manager with an engineering background who is familiar with the technological issues and challenges involved with the Year 2000 and who has accepted both responsibility and authority for all aspects of the Company's compliance. Regarding the Year 2000, the Company's new Director of Information Technology, who serves as the Company's

Year 2000 Compliance Manger, reports directly to the Company's Chief Financial Officer and works closely with legal and, where needed, technical advisors.


                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholders. With respect to the proceeds from the private placement of the Series D Shares, see "Recent Developments -- Series D Preferred Stock; Use of Proceeds." If the Warrants are exercised in full, the Company will receive approximately $2,531,000. Such amount is intended to be used by the Company for working capital purposes. There can be no assurance, however, that the Warrants will be exercised.


                             SELLING SHAREHOLDERS

     The Shares of Common Stock offered hereby by the Selling Shareholders are issuable (i) upon conversion of the Series D Preferred Stock held by the Selling Shareholders, (ii) as accrued dividends on the Series D Preferred Stock and (iii) upon the exercise of outstanding warrants held by the Selling Shareholders (the "Warrants"). A total of 32,917 shares of Series D Preferred Stock and Warrants to purchase up to 329,170 shares of the Company's Common Stock at an exercise price of $7.6875 per share were issued to the Selling Shareholders in connection with a private placement in July 1998. Through September 24, 1998, no shares of the Series D Preferred Stock have been converted.

     The number of Shares registered on the registration statement of which this Prospectus is a part and the number of Shares offered hereby have been determined by agreement between the Company and the Selling Shareholders. The Series D Preferred Stock may be converted into shares of Common Stock from time to time at a conversion price equal to $6.15. The Warrants are exercisable for an aggregate of 329,170 Shares of Common Stock.

     The amount of Common Stock shown in the following table represents the amount into which the 32,917 shares of Series D Preferred Stock might have been converted on September 1, 1998 based on the conversion price of $6.15. The amount of Common Stock shown in the table also includes 802,920 shares of Common Stock representing accrued dividends for three years on the shares of Series D Preferred Stock based on the conversion price of $6.15, as well as 329,170 shares of Common Stock issuable to the Selling Shareholders upon exercise of the Warrants:


                                              Common Stock           Number of             Owned After
                                              Beneficially           Shares of            Offering(1)(2)
                                             Owned Prior to        Common Stock      ----------------------
            Selling Shareholder                 Offering            Offered(1)        Number        Percent
            -------------------              --------------        ------------      --------       -------
 Molex Incorporated                             2,703,903            2,363,903        340,000         2.1
 AO Capital Corporation                           109,249               49,249         60,000          *
 Jerry D. Armstrong                                45,550               29,550         16,000          *


                                              Common Stock           Number of            Owned After
                                              Beneficially           Shares of            Offering(1)(2)
                                             Owned Prior to        Common Stock      ----------------------
            Selling Shareholder                 Offering            Offered(1)        Number        Percent
            -------------------              --------------        ------------      --------       -------
 Anvil Investment Associates, LP                295,489              295,489             0             *

 Joseph H. Bander                                14,621                9,851           4,770           *

 Bander Family Partnership                       14,081                9,851           4,230           *

 Robin W. Brooksbank CF                          11,821               11,821             0             *
 John S. Brooksbank UTMA MN

 Robin W. Brooksbank CF                          13,791               13,791             0             *
 Julia O. Brooksbank UTMA MN

 Rex James Bates                                 78,798               78,798             0             *

 Dr. Edward Blender                              19,701               19,701

 Ray O. Brownlie                                 26,201               19,701           6,500           *

 Brownlie Family Partnership                     13,851                9,851           4,000           *

 F. Hudnall Christopher, Jr.                     40,951                9,851           31,100          *
 c/o Wachovia Capital Management

 Colorado State Bank & Trust as                   9,851                9,851             0             *
 Trustee for George F. Wood IRA

 Maurice Cunniffe                                18,851                9,851           9,000           *
 c/o Fiduciary Trust International

 Deephaven Opportunity Master                   196,993              196,993            0              *
 Fund LP

 Susan S. Elemendorf                             78,798               78,798             0             *
 c/o Fiduciary Trust Company

 First Busey Trust & Investment                 133,798               78,798           55,000          *
 Company as Custodian for
 Davis U. Merwin

 John A. Fischer                                 19,701               19,701             0             *

 Alexander F. Giacco, Sr.                        25,729                9,851           15,878          *
 c/o Fiduciary Trust International

 Edward M. Giles                                 90,400               39,400           51,000          *
 c/o Fiduciary Trust International


                                              Common Stock           Number of             Owned After
                                              Beneficially           Shares of            Offering(1)(2)
                                             Owned Prior to        Common Stock      ----------------------
            Selling Shareholder                 Offering            Offered(1)        Number        Percent
            -------------------              --------------        ------------      --------       -------
 Edward M. Giles (IRA #1)                       100,099               59,099           41,000          *
 c/o Fiduciary Trust International

 Robert H. Harper                                77,920               39,400           38,520          *
 Harris Associates

 Richard A. Hassel (3)                           38,701               19,701           19,000          *

 JB Partners                                    191,083              191,083              0            *
 c/o Peter B. Cannell & Co. Inc.

 KA Management Limited                          137,896              137,896              0            *

 KA Trading LP                                   59,099               59,099              0            *

 John Kassakian (4)                              69,958               19,701           50,257          *

 Larson Capital                                 179,798               98,497           81,301         1.1

 LaSalle Adams Fund                              98,497               98,497              0            *
 c/o Fiduciary Trust Company

 Edward Lundstrom (5)                            18,178                9,851            8,327           *

 Dennis M. Mathisen (6)                         579,586              354,586          225,000         1.4

 William R. Miller (UPIT)                         4,926                4,926              0            *

 Model Charitable Lead Trust                    260,095              157,595          102,500          *
 c/o Peter Model

 Leo Model Foundation                           175,297               98,497           76,800          *
 c/o Peter Model

 Peter Model Trust #2                            43,100               39,400            3,700           *

 Montrose Investment L. P.                      196,993              196,993              0             *
 Mr. William E. Rose

 Patrick R.D. Paul                               87,149               49,249           37,900          *
 c/o Fiduciary Trust International

 Roger Quam and Judy Quam (7)                    30,484                9,851           20,633          *

 Kenneth J. Severinson                           20,701               19,701            1,000           *


                                              Common Stock           Number of             Owned After
                                              Beneficially           Shares of            Offering(1)(2)
                                             Owned Prior to        Common Stock      ----------------------
            Selling Shareholder                 Offering            Offered(1)        Number        Percent
            -------------------              --------------        ------------      --------       -------
 Richard L. Shepley                              19,701               19,701              0             *

 Pike H. Sullivan                                99,400               39,400           60,000           *
 c/o Bank of New York

 Wallace Family Partnership                      15,351                9,851            5,500           *
 Colorado State Bank

 Westover Investments L.P.                      196,993              196,993              0             *
 Mr. William E. Rose

 Charles W. Wilcox                               64,099               59,099            5,000           *

 Julia May Wilcox                               118,196              118,196

 Kevin Garner Wilcox                             19,701               19,701              0             *

 Kevin Garner Wilcox CF                          19,701               19,701              0             *
 Benjamin D.. Raker UTMA ME

 Kevin Garner Wilcox CF                           9,851                9,851              0             *
 Katherine Bess Raker UTMA ME

 Kevin Garner Wilcox CF                          19,701               19,701              0             *
 Samuel H. Raker UTMA ME

 Richard S. Wilcox Jr. (8)                      175,791              102,436           73,355           *

 Richard S. Wilcox Jr. TTE                      212,694              177,294           35,400           *

 Thomas Patrick Wilcox                           39,400               39,400              0             *

 6/17/42 Trust b/o Beekman Winthrop             226,948               68,948          158,000           *
 U.S. Trust Company of New York

 Beekman Winthrop Birthday Trust                 76,400               39,400           37,000           *
 U.S. Trust Company of New York

 Dudley Winthrop WMI Trust                       90,948               68,948           22,000           *
 U.S. Trust Company of New York

 Winthrop Holdings, L.P.                         29,701               19,701           10,000           *
 U.S. Trust Company of New York

 George F. Wood                                  49,249               49,249              0             *


                                              Common Stock           Number of             Owned After
                                              Beneficially           Shares of            Offering(1)(2)
                                             Owned Prior to        Common Stock      ----------------------
            Selling Shareholder                 Offering            Offered(1)        Number        Percent
            -------------------              --------------        ------------      --------       -------
 Robert H.B. Baldwin (9)                          3,941                3,941             0             *

 John C. Beck                                    19,851                9,851           10,000          *
 c/o Beck Mack & Oliver LLC (9)

 Joanne C. Kanzler                                9,851                9,851             0             *
 c/o E. Birke Jr. (9)

 John C. Beck GST Trust                           1,971                1,971             0             *
 c/o Beck Mack & Oliver LLC (9)

 John C. Beck Trust                              11,351                9,851           1,500           *
 c/o Beck Mack & Oliver LLC (9)

 Kenneth J. Roering                              63,900               39,400           24,500          *

 Thaddeus E. Beck, Jr. GST Trust (9)              1,971                1,971             0             *

 Thaddeus E. Beck, Jr. Trust (9)                  4,456                2,956           1,500           *

 Arnold M. Berlin (9)                             2,956                2,956             0             *

 David P. Bicks                                   1,971                1,971             0             *
 LeBoeuf, Lamb, Leiby & MacRae (9)

 Alan I. Brown                                    3,656                2,956            700            *
 c/o Tannenbaum Dubin &
 Robinson (9)

 Paul C. Bruning (9)                              2,956                2,956             0             *

 Bemidge L. Copen                                 9,851                9,851             0             *
 Huddleston, Bolen, Beatty, Porter
 & Copen (9)

 Copen Family Tr.                                 1,971                1,971             0             *
 Huddleston, Bolen, Beatty,
 Porter & Copen (9)

 Warren R. Crane                                 13,791               13,791             0             *
 c/o Roberta Belpanno (9)


                                              Common Stock           Number of             Owned After
                                              Beneficially           Shares of            Offering(1)(2)
                                             Owned Prior to        Common Stock      ----------------------
            Selling Shareholder                 Offering            Offered(1)        Number        Percent
            -------------------              --------------        ------------      --------       -------
 Dr. Horace I. Crary (9)                          5,911                5,911              0             *

 Horace I. Crary, Jr. (9)                         3,941                3,941              0             *

 Susan P. Crary (9)                               2,571                1,971              600           *

 Day, Beery & Howard as                           1,483                1,183              300           *
 Trustee of Retirement Plan
 F/B/O Robert J. Miller (9)

 Cleveland H. Dodge Foundation,                  15,761               15,761              0             *
 Inc. (9)

 Christopher J. Elliman (9)                       3,656                2,956              700           *

 Richard A. Freytag (9)                             989                  789              200           *

 Randall A. Hack (9)                              3,941                3,941              0             *

 Francine L.R. Haskell (9)                       19,701               19,701              0             *

 Huddleston Money Purchase                        6,111                5,911              200           *
 Pension Plan
 c/o Mr. and Mrs. B.P. Huddleston (9)

 Anne O. Jackson (9)                              1,977                1,577              400           *

 J.C. Kellogg Foundation                          1,971                1,971              0             *
 Spear, Leeds & Kellogg (9)

 Mr. and Mrs. Vito Lenoci (9)                       989                  789              200           *

 Mannie L. Johnson                               19,701               19,701

 C/F Aubrey T. Linen (9)                            395                  395              0             *

 C/F Ethan M. Linen (9)                             395                  395              0             *

 Christopher T. Linen (9)                         2,471                1,971              500           *

 Jonathan S. Linen (9)                            6,026                4,926            1,100           *

 Leila Jones Linen (9)                            3,856                2,956              900           *

 Robin E. Linen (9)                               1,186                  986              200           *


                                              Common Stock           Number of            Owned After
                                              Beneficially           Shares of            Offering(1)(2)
                                             Owned Prior to        Common Stock      ----------------------
            Selling Shareholder                 Offering            Offered(1)        Number        Percent
            -------------------              --------------        ------------      --------       -------
 James Loehlin C/F David                            989                  789             200            *
 Loehlin (9)

 Robert C. Loehlin Trust (9)                        989                  789             200            *

 Edgar M. Masinter (9)                            8,866                8,866              0             *

 Margery F. Masinter (9)                            986                  986              0             *

 Alexander H. Massad IRA (9)                      9,851                9,851              0             *

 Trust F/B/O Collin A. McNeil                    12,651                9,851           2,800            *
 c/o Robert W. Cruckshank (9)

 Trust F/B/O Joanna P. McNeil                    12,651                9,851           2,800            *
 c/o Robert W. Cruckshank (9)

 Trust F/B/O Mary V. McNeil                      11,851                9,851           2,000            *
 c/o Robert W. Cruckshank (9)

 Trust F/B/O Nancy M. McNeil                     12,651                9,851           2,800            *
 c/o Robert W. Cruckshank (9)

 Richard Miller                                   6,326                4,926           1,400            *
 c/o Simpson Thacher & Bartlett (9)

 Robert J. Miller (9)                             1,977                1,577             400            *

 Osprey Partners (9)                              9,851                9,851              0             *

 Peacock Family Inv. Co.(9)                       7,881                7,881              0             *

 Frederick H. Sherley (9)                         1,971                1,971              0             *

 Robert P. Sherley (9)                            1,971                1,971              0             *

 Robert S. Sherley (9)                            9,851                9,851              0             *

 Mr. and Mrs. Alan Siegel (9)                     4,447                3,547             900            *

 James C. Taylor (9)                              1,971                1,971              0             *


                                              Common Stock           Number of             Owned After
                                              Beneficially           Shares of            Offering(1)(2)
                                             Owned Prior to        Common Stock      ----------------------
            Selling Shareholder                 Offering            Offered(1)        Number        Percent
            -------------------              --------------        ------------      --------       -------
 Daniel K. Thorne                                 2,956                2,956              0             *
 c/o Theodore S. Lynn (9)

 Peter Thornton, President                        1,186                  986             200            *
 Stern & Stern Industries (9)

 Renke B. Thye (9)                                  986                  986              0             *

 Tolten Ltd. Partnership                         11,821               11,821              0             *
 c/o Mr. James Billingsley (9)

 Alexander B. Trevor (9)                          7,511                5,911           1,600            *

 C/F Alexander B. Trevor (9)                      2,471                1,971             500            *

 Ann Wood Trevor Trust (9)                        4,447                3,547             900            *

 Ellen R. Trevor (9)                              1,483                1,183             300            *

 Susan Unterberg (9)                              7,411                5,911           1,500            *

 Harriet Van Vleck (9)                            7,411                5,911           1,500            *

 Roy T. Van Vleck (9)                             4,941                3,941           1,000            *

 Tielman Van Vleck (9)                            5,141                3,941           1,200            *

 Susan B. Wasch GST Trust (9)                     1,971                1,971              0             *

 Susan B. Wasch Trust (9)                         4,456                2,956           1,500            *

 Watertown Foundation #2                          4,447                3,547             900            *
 c/o Dr. Dwight J. Miller (9)

 Stephen L. Way, President                        3,656                2,956             700            *
 HCC Insurance Holdings (9)



---------------------------
* Less than 1%.

(1) Represents the maximum number of Shares that may be sold by each Selling Shareholder pursuant to this Prospectus; provided, however, that pursuant to Rule 416 under the Securities Act of 1933, as amended, the Registration Statement of which this Prospectus is a part shall also cover any additional shares of Common Stock which become issuable in connection with the Shares registered for sale hereby by reason of (i) any stock dividend, stock split, recapitalization or other transaction effected without the receipt of consideration which results in an increase in the Company's number of outstanding shares of Common Stock or (ii) decreases in the conversion price applicable to the Series D Preferred Stock. In the event Rule 416 is not available, the Company is obligated to register such additional shares of Common Stock.


(2) Assumes the sale of all Shares offered hereby to unaffiliated third parties. The Selling Shareholders may sell all or part of their respective Shares.






(3)  Includes 1,000 shares held by Mr. Hassel's spouse in an IRA.



(4)  Includes 7,997 shares held with his spouse as joint tenants.



(5)  Includes 30 shares held by Mr. Lundstrom indirectly.



(6) Includes 65,000 shares held by Marshall Financial Group, Inc. of which Mr. Mathisen is president and sole shareholders; 30,000 shares held by Mr. Mathisen's sons. Mr. Mathisen disclaims beneficial ownership of such shares.



(7)  Includes 20,319 shares held by Mr. Quam with his spouse as joint tenants.



(8)  Includes 26,455 shares held by Mr. Wilcox in his IRA.



(9) These shares were purchased on behalf of the investor listed by Beck, Mack & Oliver LLC.


                             PLAN OF DISTRIBUTION

     The Shares of Common Stock of the Company offered hereby may be sold by the Selling Shareholders, or by pledgees, donees, transferees or other successors in interest thereof.

     Offers and sales of the Shares may be made from time to time on one or more exchanges or in the over-the-counter market, or otherwise, at prices and on terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The methods by which the Shares may be sold may include, but not be limited to, the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account in accordance with any method of sale described herein; (c) an exchange distribution in accordance with the rules of such exchange; (d) ordinary brokerage transactions in which the broker solicits purchasers; (e) privately negotiated transactions; (f) short sales; and (g) a combination of any such methods of sale. In effecting sales, brokers and dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the Selling Shareholders or from the purchasers in amounts to be negotiated prior to the sale. The Selling Shareholders may also sell such Shares in accordance with Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), if available.

     From time to time the Selling Shareholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of the Company or derivatives thereof, and may sell and deliver the Shares in connection therewith. From time to time Selling Shareholders may pledge their Shares pursuant to the margin provisions of their respective customer agreements with their respective brokers. Upon a default by a Selling Shareholder, the broker may offer and sell the pledged Shares of Common Stock from time to time.

     The Company has agreed to use its best efforts to maintain the effectiveness of the registration of the Shares being offered hereunder for two years from the date of this Prospectus or such earlier date when all of the Shares being offered hereunder have been sold or may be sold without volume or other restrictions pursuant to Rule 144 under the Securities Act, as determined by counsel to the Company pursuant to a written opinion letter.

     The Selling Shareholders and any brokers participating in such sales may be deemed to be underwriters within the meaning of the Securities Act. There can be no assurance that the Selling Shareholders will sell any or all of the Shares of Common Stock offered hereunder.

     All proceeds from any such sales will be the property of the Selling Shareholder who will bear the expense of underwriting discounts and selling commissions. The Company is required to pay all fees and expenses incident to the offering and sale of the Shares, but not including fees and disbursements of counsel to the Selling Shareholders. The Company has agreed to indemnify the Selling Shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS


     The validity of the Common Stock offered hereby and certain other legal matters will be passed upon for the Company by Lindquist & Vennum P.L.L.P., Minneapolis, Minnesota. Gerald E. Magnuson, a retired partner of Lindquist & Vennum P.L.L.P., is a director, officer and holder of Common Stock of the Company.


                                    EXPERTS

     The audited financial statements and schedule incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and other information regarding the Company filed electronically with the Commission at http://www.sec.gov. The Company's Common Stock is quoted on the Nasdaq National Market of the National Association of Securities Dealers Automated Quotations system ("Nasdaq"), and such reports, proxy statements and other information regarding the Company can be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the Shares offered hereby. This Prospectus does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Shares offered hereby, reference is made to such Registration Statement, copies of which may be inspected in the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and copies of which may be obtained from the Commission upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The following documents or portions of documents heretofore filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated herein by reference: (1) Annual Report on Form 10-K for the year ended August 28, 1998; (2) Proxy Statement for Annual Meeting of Shareholders held on January 14, 1998 (except to the extent portions of such document are not deemed incorporated by reference into any filing under the Securities Act or the Exchange Act); and (3) the description of the Company's Common Stock contained in the Company's Registration Statement on Form S-3 filed with the Commission under the Exchange Act on October 12, 1995, declared effective on November 15, 1995 (No. 33-63373), and as such description is supplemented by Form 8-A, filed with the Commission on June 21, 1996, and amended on July 30, 1998.



     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents (except to the extent portions of such document are not deemed incorporated by reference into any filing under the Securities Act or the Exchange Act).


     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.
 Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to John V. McManus, Vice President-Finance, Sheldahl, Inc., 1150 Sheldahl Road, Northfield, Minnesota 55057. Telephone requests may be directed to John V. McManus at (507) 663-8000.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14:  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*

     SEC registration fee  . . . . . . . . . . .   $  13,448
     Nasdaq listing fee. . . . . . . . . . . . .      17,500
     Accounting fees and expenses. . . . . . . .       2,000
     Legal fees and expenses . . . . . . . . . .       2,500
     Printing expenses . . . . . . . . . . . . .           0
     Blue Sky fees and expenses. . . . . . . . .           0
     Transfer agent and registrar fees . . . . .         500
     Miscellaneous . . . . . . . . . . . . . . .         552
                                                   ---------
     Total . . . . . . . . . . . . . . . . . . .   $  36,500
                                                   ---------
                                                   ---------

__________________
*Except for the SEC registration fee and Nasdaq listing fee, all of the foregoing expenses have been estimated.


ITEM 15:  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 302A.521 of Minnesota Statutes requires the Registrant to indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to the Registrant, against judgments, penalties, fines, including reasonable expenses, if such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, committee member or employee, reasonably believed that the conduct was in the best interests of the Registrant, or, in the case of performance by a director, officer or employee of the Registrant as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the Registrant. In addition, Section 302A.521, subd. 3, requires payment by the Registrant, upon written request, of reasonable expenses in advance of final disposition in certain instances. A decision as to required indemnification is made by a disinterested majority of the Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders or by a court. The Registrant's Bylaws provide for indemnification of officers, directors and employees to the fullest extent provided by Section 302A.521.

     As permitted by Section 302A.251 of the Minnesota Business Corporation Act, the Amended and Restated Articles of Incorporation of the Registrant eliminate the liability of the directors of the Registrant for monetary damages arising from any breach of fiduciary duties as a member of the Registrant's Board of Directors (except as expressly prohibited by Minnesota Statutes, Section 302A.251, subd. 4).

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 15 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     In addition, the Registration Rights Agreement, filed as an Exhibit hereto, contains provisions for indemnification by the Selling Shareholders of the Registrant and its officers, directors, and controlling persons against certain liabilities under the Securities Act.

ITEM 16.   EXHIBITS



   Exhibit
   Number   Description
   -------  -----------
     3.1    Amended and Restated Articles of Incorporation, incorporated by reference from Exhibit 3.1 of the Registrant's Form 10-Q for the quarter ended December 2, 1994.

     3.2 Bylaws, as amended, incorporated by reference from Exhibit 3.2 of the Registrant's Form 10-K for the fiscal year ended August 28, 1998.

     4.3    Rights Agreement dated as of June 16, 1996 and amended July 25,
            1998 between the Company and Norwest Bank Minnesota, N.A., is incorporated by reference to Exhibit 1 to the Company's Form 8-A dated June 20, 1996 and Amendment No. 1 thereto dated July 30,
            1998.

     4.4    Certificate of Designation, Preferences and Rights of Series A
            Junior Participating Preferred Stock, incorporated by reference from Exhibit 1 of Registrant's Form 8-A dated June 20, 1996.

     4.5    Convertible Preferred Stock Purchase Agreement dated August 27,
            1997, among the Registrant and Southbrook International investments, Ltd., HBK Cayman LP, HBK Offshore Fund Ltd., and Brown
            Simpson Strategic Growth Fund LP, incorporated by reference from
            Exhibit 4.1 of the Registrant's Form 8-K filed September 10, 1997.


     4.6    Certificate of Designation, Preferences and Rights of Series B
            Convertible Preferred Stock dated August 27, 1997, incorporated by reference from Exhibit 4.2 of the Registrant's Form 8-K filed
            September 10, 1997.

     4.7 Form of Warrant dated August 25, 1997, incorporated by reference from Exhibit 4.3 of the Registrant's Form 8-K filed September 10,
            1997.

     4.8    Registration Rights Agreement dated August 27, 1997, among the
            Registrant and Southbrook International investments, Ltd., HBK
            Cayman LP, HBK Offshore Fund Ltd., and Brown Simpson Strategic
            Growth Fund LP, incorporated by reference from Exhibit 4.4 of the Registrant's Form 8-K filed September 10, 1997.

     4.9 Convertible Preferred Stock Purchase Agreement among the Company and the Purchasers listed in Exhibit A thereto, incorporated by reference from Exhibit 4.1 of the Registrant's Form 8-K filed
            August 18, 1998.

     4.10   Certificate of Designation, Preferences and Rights of Series D
            Convertible Preferred Stock, incorporated by reference from Exhibit
            4.2 of the Registrant's Form 8-K filed August 18, 1998.

     4.11 Form of Warrant issued to the Purchasers, incorporated by reference from Exhibit 4.3 of Registrant's Form 8-K filed August 18, 1998.

     4.12 Registration Rights Agreement among the Company and the Purchasers listed in Exhibit A thereto, incorporated by reference from Exhibit
            4.4 of Registrant's Form 8-K filed August 18, 1998.

     4.13   Agreement Relating to Sheldahl between Molex Incorporated and the
            Registrant dated November 18, 1998, incorporated from Exhibit 4.13 of the Registrant's Form 10-K for the fiscal year ended August 28, 1998.
     5.1    Opinion and Consent of Lindquist & Vennum, counsel to the Company.

     23.1   Consent of Arthur Andersen LLP.

     23.2 Consent of Lindquist & Vennum P.L.L.P. (included in Exhibit 5.1 to the Registration Statement).

     24 Power of Attorney (included in the signature page of the Registration Statement).

     27     Financial Data Schedule



ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes, in accordance with Item 512 of Regulation S-K:

     (a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;


          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;



          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;



     (b) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and



     (e) To deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 and Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.





     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (i) The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.


     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Northfield, State of Minnesota, on the 2nd day of December, 1998.


                                  SHELDAHL, INC.


                                  By    /s/ James E. Donaghy
                                    -----------------------------------------
                                    James E. Donaghy, Chief Executive Officer


                                  By    /s/ Edward L. Lundstrom
                                    -----------------------------------------
                                    Edward L. Lundstrom, President



                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints James
E. Donaghy and John V. McManus, and each of them (with full power to act alone), such person's true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as such person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on December 2, 1998 in the capacities indicated.




Signature                                         Title
---------                                         -----

           *                                      Chairman of the Board and Director
-------------------------
James S. Womack

/s/ James E. Donaghy                              Chief Executive Officer and
-------------------------                         Director (principal executive officer)
James E. Donaghy

/s/ John V. McManus                               Vice President Finance (principal financial
-------------------------                         and accounting officer)
John V. McManus



/s/ Edward L. Lundstrom                           President
-------------------------
Edward L. Lundstrom

           *                                      Director
-------------------------
John G. Kassakian


           *                                      Director
-------------------------
Gerald E. Magnuson


-------------------------                         Director
Dennis M. Mathisen

           *                                      Director
-------------------------
William B. Miller

           *                                      Director
-------------------------
Kenneth J. Roering


-------------------------                         Director
Raymond C. Wieser

           *                                      Director
-------------------------
Beekman Winthrop




* By:/s/ John V. McManus
     --------------------
     John V. McManus
     ATTORNEY-IN-FACT